Pernod Ricard

02 JUN -7 AM 11:56

82-3361

Mai 16, 2002

AP/DD/155.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

02034734

<u>For the attention of Mrs Felicia KUNG</u>

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Antoine PERNOD

Encl. : 3 pages

dlw 6/18

Pernod Ricard

Pernod Ricard – **_First quarter sales:_** **_+21%_**
Spirits and Wine up sharply: **_+75%_**

Paris, 14 May 2002 - Pernod Ricard reported a 20.8% rise in consolidated sales excluding duty and tax to €1,191 million for the first quarter ending 31 March 2002.

The increase is attributable to two contrasting changes to the reporting entity, namely:
- the acquisition of Seagram
- the sale of Orangina and San Giorgio Flavors.

Excluding currencies (a positive impact of 1.4%) and consolidation changes, organic growth was 4.2%.

Spirits and Wine

The ***Spirits and Wine*** division saw **a steep 75% rise in first-quarter sales** (ex duty and tax) to €644 million.

Sales generated by Seagram brands amounted to €250 million. This figure must be seen in the light of two factors specific to the first quarter, firstly the gradual integration of these brands in certain countries, and secondly the impact of overstocking by Seagram in first-half 2001. Stripping out these non-recurring items, sales amount to some €300 million, in line with the year's target of €1.5 billion.

Pernod Ricard's historical brands generated sales of €394 million, up 3.1% in organic terms. This follows a hefty 14.5% increase in first-quarter 2001. Most of that difference can be explained by the fact that, with the introduction of the euro, price rises in France were deferred to second-quarter 2002. This impact was no longer visible at end April.

Non-core businesses

Sales of the ***Fruit Preparations*** division were €205 million, down 32% as a result of asset disposals in 2001. Excluding currencies and consolidation impacts, organic growth was 3.4%.

The ***Distribution*** division reported sales of €341 million, up 8.1% (6.2% like-for-like).

SIEGE SOCIAL : 142, BOULEVARD HAUSSMANN – 75379 PARIS CEDEX 08 – SOCIETE ANONYME AU CAPITAL DE 174 798 646 €

Conclusions and outlook

The inclusion of Seagram in Pernod Ricard's brand portfolio has resulted in a marked geographical shift in business operations, leading to a three-fold increase in sales outside Europe. Accordingly, Europe accounts for 53% of total spirits and wine sales (France 18%, other Europe 35%) and the rest of the world accounts for 47% (Americas 28%, Africa-Pacific Rim 19%).

Commenting on the results, and taking account of the quarter's non-recurring factors (integration of Seagram and deferred price rises), Chairman and CEO Patrick Ricard said: "Our first-quarter sales figures are highly satisfactory, and I am confident that we will achieve our targets for 2002".

Contacts
Alain-Serge Delaitte / Media — *Tel: +33 (0)1 40 76 77 12*
Patrick de Borredon / Investor Relations — *Tel: +33 (0)1 40 76 77 33*

For more information about Pernod Ricard, please visit our website : www.pernod-ricard.com

Appendices

Sales split at 31 March 2002 (€ million)

(€ million)	31/03/02		31/03/01		Change	Organic growth	Currency impact	Consol. Impact ex Seagram	Consolidation Seagram
Total, Spirits & Wine	644	54%	368	37%	75%	3.1%	0.5%	3.4%	250
Total, Fruit Preparations	205	17%	302	31%	-32%	3.4%	1.8%	-37.1%	
Total, Distribution	341	29%	315	32%	8%	6.2%	2.0%		
Total, Group	**1190**	**100%**	**985**	**100%**	**21%**	**4.2%**	**1.4%**	**-10.1%**	**250**

Spirits & Wine, sales split at 31 March 2002 (€ million)

(€ million)	31/03/02		31/03/01		Change	Organic growth	Currency impact	Consol. Impact ex Seagram	Consolidation Seagram
Spirits & Wine France	114	18%	117	32%	-3%	-7.5%		0.0%	5
Spirits & Wine Europe	229	35%	155	42%	48%	9.0%	1%	7.9%	47
Spirits & Wine Americas	178	28%	45	12%	297%	5.8%	-0.8%	0.0%	131
Spirits & Wine ROW	123	19%	51	14%	141%	7.2%	1.3%	0.5%	67
Total, Group	**644**	**100%**	**368**	**100%**	**75%**	**3.1%**	**0.5%**	**3.4%**	**250**

	Key brand growth (vol.)	
	Q1 2002/2001	YTD 2002/2001 at end March 2002
Jacob's Creek	+18%	+18%
Amaro Ramazzotti	+8%	+12%
Havana Club	+6%	+9%
Clan Campbell	+1%	+5%
Jameson	+3%	+6%
Ricard	-13%	-1%
Pastis 51	+10%	+7%
Chivas	-15%	-9%
Martell	-18%	-9%
Seagram Gin	+14%	+4%
Wild Turkey	-10%	-3%
The Glenlivet	+10%	+2%
Total, 12 key brands	***0%***	***+4%***

	Key brand growth (vol.)	
	Q1 2002/2001	YTD 2002/2001 at end March 2002
Chivas	-15%	-9%
Martell	-18%	-9%
Seagram Gin	+14%	+4%
The Glenlivet	+10%	+2%
100 Pipers	-2%	+22%
Montilla	+44%	0
Royal Stag	+47%	NS
Orloff	+11%	+20%
Total, 8 main brands	***+11%***	***+9%***

SIEGE SOCIAL : 142, BOULEVARD HAUSSMANN – 75379 PARIS CEDEX 08 – SOCIETE ANONYME AU CAPITAL DE 174 798 646 €
TELEPHONE :33 (0)1 40 76 77 12 – TELECOPIES : 33 (0)1 45 62 59 40– R.C.S. PARIS B 582 041 943